# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AXIS CAPITAL HOLDINGS LIMITED, CIK 0001214816
CUSIP: G0692U109
Title of class of securities: Common Shares, par value $0.0125 per share
Address of issuer's principal executive offices: 92 Pitts Bay Road, Pembroke, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 02/03/2025
Amends the filing with accession number 0001341004-20-000335
Filed by CIK 0001821841
Persons authorized to receive notices and communications: Jacqueline Giammarco, Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, Connecticut (CT), 06830, (203) 862-2900

## Reporting persons
- T-VIII PubOpps LP (CIK 0001821841): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,543,170; sole dispositive power 0; shared dispositive power 4,543,170; aggregate amount beneficially owned 4,543,170 (5.4% of the class)
  Comment: * The calculation of the percentages herein are based on 83,655,404 Common Shares outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on October 30, 2024.
- T-VIII PubOpps GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,543,170; sole dispositive power 0; shared dispositive power 4,543,170; aggregate amount beneficially owned 4,543,170 (5.4% of the class)
  Comment: * The calculation of the percentages herein are based on 83,655,404 Common Shares outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on October 30, 2024.
- Trident VIII, L.P. (CIK 0001765002): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: bank loan (BK); sole voting power 0; shared voting power 4,543,170; sole dispositive power 0; shared dispositive power 4,543,170; aggregate amount beneficially owned 4,543,170 (5.4% of the class)
  Comment: * The calculation of the percentages herein are based on 83,655,404 Common Shares outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on October 30, 2024.
- Trident Capital VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,543,170; sole dispositive power 0; shared dispositive power 4,543,170; aggregate amount beneficially owned 4,543,170 (5.4% of the class)
  Comment: * The calculation of the percentages herein are based on 83,655,404 Common Shares outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on October 30, 2024.
- Stone Point Capital LLC (CIK 0001332638): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,543,170; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,543,170 (5.4% of the class)
  Comment: * The calculation of the percentages herein are based on 83,655,404 Common Shares outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on October 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.0125 per share
Name of issuer: AXIS CAPITAL HOLDINGS LIMITED
Address of issuer's principal executive offices: 92 Pitts Bay Road, Pembroke, Bermuda (D0), HM 08
Comment: This Amendment No. 2 (the "Amendment") amends the Schedule 13D initially filed on August 20, 2020 with the Securities and Exchange Commission and amended on August 28, 2020 (as amended, the "Schedule 13D") by T-VIII PubOpps LP, a Delaware limited partnership ("T8"), T-VIII PubOpps GP LLC, a Delaware limited liability company ("T8 GP"), Trident VIII, L.P., a Cayman Islands exempted limited partnership ("Trident VIII"), Trident Capital VIII, L.P., a Cayman Islands exempted limited partnership ("Trident VIII GP") (collectively, the "Stone Point Partnerships"), and Stone Point Capital LLC, a Delaware limited liability company ("Stone Point" and, together with the Stone Point Partnerships, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented to include the following information.
On February 3, 2025, T8 agreed to sell 2,234,636 Common Shares of AXIS Capital Holdings Limited, a Bermuda corporation (the "Issuer"), to the Issuer at a price of $89.50 per Common Share pursuant to a stock purchase agreement, dated as of February 3, 2025 (the "Stock Purchase Agreement"), by and among the Issuer and T8.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit B hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons is the beneficial owner of 4,543,170 Common Shares, representing approximately 5.4% of the outstanding Common Shares, based on 83,655,404 Common Shares outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on October 30, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 of the Schedule 13D has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Except as otherwise described in Item 4 of this Amendment, each of the Reporting Persons reports that it has not effected any transactions in Common Shares in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented to include the following information:

The information set forth in Item 4 of this Amendment is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Joint Filing Agreement, dated August 20, 2020 (incorporated by reference to Exhibit A to the Schedule 13D filed on August 20, 2020).
B. Stock Purchase Agreement, dated February 3, 2025, among AXIS Capital Holdings Limited and T-VIII PubOpps LP (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on February 3, 2025).

## Signatures
- T-VIII PubOpps LP: By: T-VIII PubOpps GP LLC, GP; Trident VIII LP, managing member; Trident Capital VIII LP, GP; DW Trident GP LLC, GP; /s/ Jacqueline Giammarco, Jacqueline Giammarco, Vice President (02/04/2025)
- T-VIII PubOpps GP LLC: By: Trident VIII LP, managing member; Trident Capital VIII LP, GP; DW Trident GP LLC, GP; /s/ Jacqueline Giammarco, Jacqueline Giammarco, Vice President (02/04/2025)
- Trident VIII, L.P.: By: Trident Capital VIII LP, GP; DW Trident GP LLC, GP; /s/ Jacqueline Giammarco, Jacqueline Giammarco, Vice President (02/04/2025)
- Trident Capital VIII, L.P.: By: DW Trident GP LLC, GP; /s/ Jacqueline Giammarco, Jacqueline Giammarco, Vice President (02/04/2025)
- Stone Point Capital LLC: /s/ Jacqueline Giammarco, Jacqueline Giammarco, Chief Compliance Officer (02/04/2025)